HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.                ________        Email:  harttrinen@aol.com
Donald T. Trinen                                     Facsimile:  (303) 839-5414

                                 (303) 839-0061

                                October 21, 2008

Kristina Aberg
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

      Re:   Epic Energy Resources, Inc.
            Form S-1/A

     This office represents Epic Energy Resources, Inc. (the "Company"). Amendment #5 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated September 18, 2008. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the registration statement where the response to the comment can be found. The letters "FS" in the page number column refer to the page in the Company's financial statements.

                                                                     Page Number
                                                                     -----------

1. Note 3 to the Company's December 31, 2007 financial statements has been amended to read as shown below. The revision to the
footnote has been marked for your reference.                               F-15

December 31, 2007 Financial Statements

3.    Business Combinations

On August 13, 2007, Epic acquired Carnrite for 4,850,844 shares of its common stock valued at $16,007,785. Of these 4,850,844 shares, 1,673,034 shares were awarded to key employees of Carnrite as retention shares. These shares will be required to be returned to the Company if the employees voluntarily terminate their employment prior to March 28, 2009. In accordance with EITF No. 95-8 "Accounting for Contingent Consideration Paid to the Shareholders for an Acquired Enterprise in a Business Combination", the contingent consideration is considered additional purchase price consideration. In addition, Epic issued 63,556 shares of its common stock valued at $209,735 as a transaction fee to an individual that assisted with the acquisition. The consolidated statement of operations includes the operations of Carnrite for the period from July 1, 2007 through December 31, 2007. Because the actual purchase date for Carnrite was August 13, 2007, imputed interest in the amount of $115,000 was recorded during 2007.

On December 5, 2007, the Company acquired Pearl for 1,786,240 shares of its common stock and cash of $19,020,000. The consolidated statement of operations includes the operations of Pearl for the period from December 1, 2007 through December 31, 2007.

The acquisitions and related transactions were treated as a purchase business combination for accounting purposes, and Carnrite and Pearl's assets acquired and liabilities assumed were recorded at their fair value. The allocations of the purchase price to Carnrite and Pearl's assets and liabilities are only preliminary allocations based on estimates of fair value and will change when the actual fair values are determined. Among the provisions of SFAS
No. 141, criteria have been established for determining whether intangible assets should be recognized separately from goodwill. The Company has not made that determination as of December 31, 2007. The Company has one year from the date of acquisition to make the determination.

The aggregate purchase price of Carnrite was $16,217,520
and consisted of 4,914,400 shares of common stock valued
at $3.30 per share, the closing price on the day of
acquisition. The following table presents the allocation of
the acquisition cost to the assets acquired and liabilities
assumed, based on fair values:
                                                  Amount
                                                  ------

        Cash                             $         48,227
       Receivables from clients                 1,207,883
       Property and equipment                      26,442
       Other assets                                 4,901
       Goodwill and intangible assets          15,603,264
                                           --------------
                 Total assets acquired         16,890,717
                                           --------------
        Accounts payable                         (311,197)
        Line of credit                           (362,000)
                                          ---------------
               Total liabilities assumed         (673,197)
                                          ---------------
               Net assets acquired          $  16,217,520
                                            =============

The aggregate purchase price of Pearl was $24,646,656 and consisted of 1,786,240 shares of common stock valued at $3.15 per share, the closing price on the day of acquisition, and $19,020,000 of cash. The following table presents the allocation of the acquisition cost to the assets acquired and liabilities assumed, based on fair values:

                                                  Amount

       Receivables from clients ......... ..  $  15,342,447
       Property and equipment ..............     10,370,559
       Other assets ........................        453,314
       Goodwill and intangible assets ......     18,135,506
                                               -------------

                 Total assets acquired .....     44,301,826
                                               -------------
        Accounts payable ..................      (5,935,519)
       Bank overdrafts ....................      (1,351,822)
       Accrued liabilities ................      (4,538,111)
       Debt ...............................      (6,329,718)
       Line of credit .....................      (1,500,000)
                                               --------------
                Total liabilities assumed..     (19,655,170)
                                               --------------
                Net assets acquired .......    $ 24,646,656
                                               ==============


Following valuations of the intangible assets acquired from Carnrite and Pearl, the amount allocated to "goodwill and intangible assets" will be separately allocated to goodwill and intangible assets. The categories of intangible assets resulting from these acquisitions, together with their estimated useful lives, are listed below:

Brand name - indefinite useful life
Customer relationships/contracts - six years
Employment agreements - 30 months
Backlog - three years


Summarized below is the unaudited pro forma statement of operations for the years ended December 31, 2007 and 2006 had the acquisitions of Carnrite and Pearl taken place as of January 1, 2006:

                                            Year Ended December 31,
                                               2007          2006
                                               ----          ----

      Revenues                           $ 59,295,344  $  34,717,019
      Operating expenses                   60,496,148     34,292,187
      Other income (expense) and taxes     (5,632,082)    (5,035,331)
                 Net loss                $ (6,832,886) $  (4,610,499)
                                         ------------- --------------
                 Net loss per share      $      (0.18) $       (0.12)
                                         ------------- --------------

The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results.

      Note 2 to the Company's June 30, 2008 financial
statements  has been amended to read as shown  below.
The revision to the  footnote has been marked for your
reference.                                                                 F-88

June 30, 2008 Financial Statements
----------------------------------

2.   Business Combinations

      On August 13, 2007, Epic acquired Carnrite for
4,850,844 shares of its common stock valued at $16,007,785.
Of these 4,850,844 shares, 1,673,034 shares were awarded to key employees of Carnrite as retention shares. These shares will be required to be returned to the Company if the employees voluntarily terminate their employment prior to March 28, 2009. In accordance with EITF No. 95-8
"Accounting for Contingent Consideration Paid to the
Shareholders for an Acquired Enterprise in a Business
Combination", the contingent consideration is considered additional purchase price consideration.

      On December 5, 2007, the Company acquired Pearl for
1,786,240 shares of its common stock and cash of $19,020,000.

      On February 20, 2008, Epic completed the acquisition of Epic Integrated Solutions, LLC, an unaffiliated entity, for cash and 1,000,000 shares of its restricted common stock. The effective date of the acquisition was January 1, 2008.
At closing, Epic paid $600,000, issued 1,000,000 shares of its common stock to three owners of Epic Integrated and paid acquisition costs of $267,000. An additional $1,400,000 will be paid to the three owners in periodic installments during 2008 and 2009. In accordance with EITF No. 95-8 "Accounting for Contingent Consideration Paid to the Shareholders for an Acquired Enterprise in a Business Combination", the contingent consideration is considered additional purchase price consideration. The consolidated statement of operations includes the operations of Epic Integrated for the period from January 1, 2008 through June 30, 2008.

      The aggregate purchase price of Epic Integrated was $3,317,000 and consisted of 1,000,000 shares of common stock valued at $1.05 per share, the closing price on the day of acquisition, a note in the amount of $1,400,000 to be paid in 18 months (see Note 7), $600,000 of cash and acquisition costs of $267,000. The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed, based on fair values (in thousands):

                                                     Amount
                                                     ------

      Cash                                       $      635
      Receivables from clients                          233
      Property and equipment                            117
      Other assets                                        5
      Goodwill and intangible asset                   2,405
                                                 ----------
               Total assets acquired                  3,395
                                                 ----------
      Accounts payable                          $        73
      Accrued liabilities                                 5
                                                 ----------
               Total liabilities assumed                 78
                                                 ----------

               Net assets acquired                $   3,317
                                                 ==========


Following the valuation of the intangible assets acquired from Epic Integrated, the amount allocated to "goodwill and intangible assets" will be separately allocated to goodwill and intangible assets. The categories of intangible assets resulting from these acquisitions, together with their estimated useful lives, are listed below:

Brand name - indefinite useful life
Customer relationships/contracts - six years
Employment agreements - 30 months
Backlog - three years


      Summarized below is the unaudited pro forma statement of operations for the Company for the three and six months ended June 30, 2007 had the acquisitions of Carnrite, Pearl and Epic Integrated taken place as of January 1, 2007, expressed in thousands except for share amounts:

                                    Three Months         Six Months
                                Ended June 30, 2007  Ended June 30, 2007
                                -------------------  -------------------

Revenues                            $    11,324        $     32,236
Operating expenses                       11,420              24,467
Other income (expense)                  (1,933)             (1,936)
                                   ------------       --------------
Net income (loss)                  $    (2,029)       $       5,833
                                   ============       ==============
Net increase (loss) loss per share $     (0.06)       $        0.11
                                   ============       ==============

      The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time, nor is it intended to be a projection of future results.

      The acquisitions and related transactions were treated as a purchase business combination for accounting purposes, and Carnrite's, Pearl's and Epic Integrated's assets acquired and liabilities assumed were recorded at their fair value. The allocations of the purchase price to Carnrite's, Pearl's and Epic Integrated's assets and liabilities are only preliminary allocations based on estimates of fair value and will change when the actual fair values are determined. Among the provisions of SFAS
No. 141, criteria have been established for determining whether intangible assets should be recognized separately from goodwill. The Company has not made that determination as of June 30, 2008. The Company is currently in the process of assessing the intangibles to be recognized separately from goodwill.

2. Footnote 1 to the Company's June 30, 2008 financial
statements has been revised to remove the reference to the
Company's 10-K report.                                                     F-85

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & TRINEN, L.L.P.


                                          By
                                                William T. Hart





WTH:ap